Processing Section

MAR 05 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 2, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza, 55 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond J. O'Sullivan (212) 504-9361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway - Suite 516	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessio

[redacted]

12014783

KW
3/31

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
4/5

OATH OR AFFIRMATION

I, Raymond J. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA A. BARREIRO
Notary Public, State of New York
No. 31-4767365
Qualified in New York County
Commission Expires Feb. 28, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roosevelt & Cross, Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated as of December 31, 2011, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross, Incorporated as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 23, 2012
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011

ASSETS

Cash in bank	$ 2,214,043
Special reserve bank account	100
Due from customers	691,244
Receivables from joint ventures	5,196,518
Participation in other accounts	44,650
Interest receivable - State and Municipal Government Obligations	303,650
Interest receivable - United States Government obligations	3,720
State and Municipal Government Obligations, at market value	63,317,728
United States Government Obligations, at market value	5,309,315
Good faith deposits	244,693
Other receivables	519,469
Fixed assets, at cost less accumulated depreciation of $1,357,896	699,048
Deposits	2,143,454
	$80,687,632

The accompanying notes are an integral part of these financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand note payable			$29,715,000
Due to customers			2,610,676
Bonds failed to receive			404,244
Accrued expenses and taxes payable			2,555,280
			35,285,200
COMMITMENTS AND CONTINGENT LIABILITIES			
SHAREHOLDERS' EQUITY			
Common stock	- $10 par value		
Authorized	- 500,000 shares		
Issued and outstanding	- 331,395 shares	$ 3,313,950	
Capital in excess of par value		26,512,249	
Retained earnings		15,576,233	
Total Shareholders' Equity			45,402,432
			$80,687,632

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

INCOME		
Trading profits		$27,837,649
Interest		1,814,456
Other income		2,204,568
Total Income		31,856,673
EXPENSES		
Employee compensation and benefits	$24,909,739	
Floor brokerage, exchange and clearance fees	1,187,362	
Communications and data processing	1,374,595	
Interest	78,911	
Occupancy	609,845	
Other expenses	1,775,123	
Depreciation and amortization	163,631	
Total Expenses		30,099,206
INCOME BEFORE PROVISION FOR INCOME TAXES		1,757,467
PROVISION FOR INCOME TAXES		119,055
NET INCOME		$ 1,638,412

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

BALANCE - JANUARY 1, 2011			$40,135,689
Add:	Net income	$1,638,412	
	Sale of 36,101 shares of common stock	4,767,859	6,406,271
			46,541,960
Less:	Redemption of 8,612 shares of common stock		1,139,528
BALANCE - DECEMBER 31, 2011			$45,402,432

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2011

SUBORDINATED LIABILITIES - JANUARY 1, 2011	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2011	$ -0-

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 1,638,412
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	163,631
Increase in operating assets and liabilities, detailed below	(5,988,976)
Net Cash (Used in) Operating Activities	(4,186,933)
CASH FLOW FROM INVESTING ACTIVITIES	
Capital expenditures, net of retirements	(62,616)
Increase in security deposits	(1,450,358)
Net Cash (Used in) Investing Activities	(1,512,974)
CASH FLOW FROM FINANCING ACTIVITIES	
Sale of common stock	4,767,859
Redemption of common stock	(1,139,528)
Net Cash Provided by Financing Activities	3,628,331
DECREASE IN CASH	(2,071,576)
CASH - BEGINNING OF YEAR	4,285,619
CASH - END OF YEAR	$2,214,043
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 106,936
Income taxes	$ 182,661

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	$ 512,244
(Increase) decrease - Receivables from joint ventures	(5,208,312)
(Increase) decrease - Interest receivable - State, Municipal Government Obligations and United States Government Obligations	292,049
(Increase) decrease – State and Municipal Government Obligations, at market value	15,710,227
(Increase) decrease - United States Government Obligations, at market value	(2,501,690)
(Increase) decrease - Bonds failed to deliver	832,475
(Increase) decrease - Good faith deposits	398,545
(Increase) decrease - Other receivables	123,441
Increase (decrease) - Demand note payable	(15,439,000)
Increase (decrease) - Bonds failed to receive	307,182
Increase (decrease) - Due to customers	25,584
Increase (decrease) - Short positions - United States Government Obligations, at market value	(24,500)
Increase (decrease) - Accrued expenses and taxes payable	(1,017,221)
INCREASE IN OPERATING ASSETS AND LIABILITIES	($ 5,988,976)

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Roosevelt & Cross, Incorporated ("the Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, the New England States and is currently expanding into the Pennsylvania region.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the Northeast. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Jersey City, NJ, Providence, RI and Boston, MA.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is material to the Company's financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES

The Company is organized as a Sub-Chapter S Corporation for income tax purposes. No provisions have been made for federal or state income taxes, since they are the personal responsibility of the shareholders, The Company is liable for New York City Corporation tax.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company, as manager of these joint ventures, advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2011, the amount advanced on behalf of joint venture participants was $5,196,518.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2011, the Company was indebted to banks for demand loans in the amount of $29,715,000. The aforementioned loans are collateralized by State, Municipal and Government Obligations.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2011 the Company had an open commitment in the amount of $4,355,933 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2011.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2012	$ 506,848
December 31, 2013	478,234
December 31, 2014	440,175
December 31, 2015	404,592
December 31, 2016	372,387
Thereafter	1,105,946

Rent expense for the year ended December 31, 2011 amounted to $556,109.

Several leases require cost of living increases and increases in real estate taxes over the base year.

As of December 31, 2011, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2011, the Company had net capital of $40,551,780 which exceeded the requirements by $40,205,981.

NOTE 7 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

NOTE 7 - FAIR VALUE MEASUREMENTS – continued

The hierarchy gives the highest priority to unadjusted quotes prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The level of the fair value hierarchy under FASB, ASC 820 are described as follows:

Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liabilities, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost is as follows:

Cash- The carrying value approximates fair value due to the short maturity of these instruments.

Receivables- The carrying value of all receivables approximates fair value due to the short maturity of these assets.

All other assets and liabilities carried cost- The carrying value of all other assets and liabilities carried at cost approximates their fair value due to the short maturity of these assets and liabilities.

The fair value of all of the trading account listed below as of December 31, 2011 are based on adjusted, quoted prices in active markets as of the measurement date (Level 1 inputs).

State and Municipal Government Obligations	$63,317,728
U.S. Government Obligations	5,309,315
Total Trading Accounts	$68,627,043

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by RVP/DVP clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

NOTE 10 - RELATED PARTY TRANSACTIONS

There have been no related party transactions during the year ended December 31, 2011.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2012 through February 23, 2012, the date which the financial statements were available to be issued. On or about March 1, 2012, three shareholders will be retiring and redeeming their stock. The Company will be disbursing approximately $4,400,000 to purchase these securities from the shareholders. A sale of Company stock will also take place at this time, which is expected to offset the redemption amount.

SCHEDULE I

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2011

TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$45,402,432
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Unsecured accounts	$ 229,886	
Net book value of fixed assets	699,048	
Miscellaneous receivables	497,279	
Total Non-Allowable Assets	1,426,213	
Other deductions and/or charges	841	
Total Deductions Or Charges		1,427,054
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		43,975,378
HAIRCUTS		
Contractual securities	223,788	
U.S. and Canadian government obligations	9,641	
State and Municipal government obligations	3,190,169	
Total Haircuts		3,423,598
NET CAPITAL		$40,551,780

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS LIABILITIES	
Bonds failed to receive	$ 21,028
Due to customers	2,610,676
Accrued expenses and taxes payable	2,555,280
TOTAL AGGREGATE INDEBTEDNESS	$5,186,984
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.79%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	14.35%

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2011

NET CAPITAL PER UNAUDITED X17A-5	$40,551,780
NET CAPITAL PER AUDITED REPORT	$40,551,780

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2011

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 345,799
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 345,799
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$40,205,981
EXCESS NET CAPITAL AT 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement)	$40,033,082

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2011

CREDIT BALANCES	
Free credit balances and other balances in customers' accounts	$2,607,919
Customers' bonds failed to receive	21,028
Market value of credits in suspense accounts over 30 calendar days	51,266
Total Credits	2,680,213
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	521,357
Total Debits	521,357
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$2,158,856
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS	
Cash on deposit in reserve bank account	$ 100
$1,000,000 U.S. Treasury Bills 0.00% due 5/17/12, at market value	999,980
$4,000,000 U.S. Treasury Bills 0.00% due 1/19/12, at market value	3,999,960
	$5,000,040

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3 TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2011

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$2,607,919	$2,607,919
Customers' bonds failed to receive	21,028	21,028
Market value of credits in suspense accounts over 30 calendar days	51,266	51,266
Total Credits	2,680,213	2,680,213
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	521,357	521,357
Total Debits	521,357	521,357
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$2,158,856	$2,158,856
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$1,000,000 U.S. Treasury Bills 0.00% due 05/17/12, at market value	999,980	999,980
$4,000,000 U.S. Treasury Bills 0.00% due 01/19/12, at market value	3,999,960	3,999,960
	$5,000,040	$5,000,040

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Roosevelt & Cross, Incorporated
1 Exchange Plaza
55 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011 which were agreed to by Roosevelt & Cross, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Roosevelt & Cross, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Roosevelt & Cross, Incorporated's management is responsible for Roosevelt & Cross, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, on which it was originally computed noting no differences.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 23, 2012
New York, New York

ROOSEVELT & CROSS INCORPORATED

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2011

SIPC assessments for the year ended December 31, 2011 totaled $79,444 which were paid as follows:

Period Ended	Date Paid	Amount
June 30, 2010	October 18, 2011	$ 20,205
December 31, 2010	January 25, 2012	59,239
		$ 79,444

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Roosevelt & Cross, Incorporated

In planning and performing our audit of the financial statements of Roosevelt & Cross, Incorporated (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.. Accordingly we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent , or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

On consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 23, 2012
New York, New York

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS